

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 15, 2009

<u>VIA U.S. MAIL</u>

Paul E. Ross
Chief Financial Officer
Meade Instruments Corp.
6001 Oak Canyon
Irvine, California 92618

   Re: **Meade Instruments Corp.**
     Form 10-K for the year ended February 29, 2008
     Filed June 13, 2008
     File No. 000-22183

Dear Mr. Ross:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

           Sincerely,

           Angela Crane
           Branch Chief